UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

FIRST ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

318457 10 8

(CUSIP Number)

Gerald J. Ford

Hunter’s Glen/Ford, Ltd.

200 Crescent Court, Suite 1350

Dallas, Texas 75201

(214) 871-5131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald J. Ford, individually and as the sole trustee and settlor of Turtle Creek Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,851,599 (a)
	8.	Shared Voting Power 1,960,365(b)
	9.	Sole Dispositive Power 21,851,599 (a)
	10.	Shared Dispositive Power 1,960,365 (b)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,811,694 (a) (b)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.6% (c)
14.	Type of Reporting Person (See Instructions) IN

(a)	Includes (i) 563,728 shares owned directly by Gerald J. Ford, (ii) 2,268,218 shares beneficially owned by Turtle Creek Revocable Trust, of which Gerald J. Ford is the settlor and sole trustee and (iii) 19,019,653 shares beneficially owned by Hunter’s Glen/Ford, Ltd., of which Gerald J. Ford is a general partner and the sole stockholder of Ford Diamond Corporation, the other general partner of Hunter’s Glen/Ford, Ltd.
(b)	Represents shares owned by Jeremy B. Ford, the son of Gerald J. Ford.
(c)	Based upon 47,980,285 shares of common stock outstanding on December 21, 2011.

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hunter’s Glen/Ford, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,019,653
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,019,653
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,019,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.6% (a)
14.	Type of Reporting Person (See Instructions) PN

(a)	Based upon 47,980,285 shares of common stock outstanding on December 21, 2011.

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ford Diamond Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,019,653
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,019,653
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,019,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.6% (a)
14.	Type of Reporting Person (See Instructions) CO

(a)	Based upon 47,980,285 shares of common stock outstanding on December 21, 2011.

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeremy B. Ford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,960,365
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,960,365
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,365
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% (a)
14.	Type of Reporting Person (See Instructions) IN

(a)	Based upon 47,980,285 shares of common stock outstanding on December 21, 2011.

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 6 of 9 Pages

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Gerald J. Ford, Turtle Creek Revocable Trust, Ford Diamond Corporation, Hunter’s Glen/Ford, Ltd. and Jeremy B. Ford with the Securities and Exchange Commission (the “Commission”) on August 27, 1996, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on December 3, 1998, Amendment No. 2 to Schedule 13D filed with the Commission on July 31, 2000, Amendment No. 3 to Schedule 13D filed with the Commission on November 8, 2000, Amendment No. 4 to Schedule 13D filed with the Commission on December 15, 2003, Amendment No. 5 to Schedule 13D filed with the Commission on May 4, 2004 and Amendment No. 6 to Schedule 13D filed with the Commission on January 24, 2005 (as amended and supplemented, collectively, this “Statement” or this “Schedule 13D”), relating to the common stock, $0.01 par value per share, of First Acceptance Corporation, a Delaware corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of First Acceptance Corporation, a Delaware corporation (the “Company” or the “Issuer”).

The Company’s principal executive office is located at 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This Schedule 13D is being jointly filed by (i) Gerald J. Ford, as an individual and as the sole trustee and settlor of Turtle Creek Revocable Trust (“Turtle Creek”), (ii) Ford Diamond Corporation, a Texas corporation (“Ford Diamond”), (iii) Hunter’s Glen/Ford, Ltd., a Texas limited partnership (Hunter’s Glen”) and (iv) Jeremy B. Ford (collectively, the “Reporting Persons”). The names of the executive officers and directors (collectively, the “Officers”) of Ford Diamond are set forth in Schedule I attached hereto and incorporated herein by reference.

(b) The address of the principal office of each of the Reporting Persons and the Officers is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

(c) The principal business of Hunter’s Glen is investments and operating and managing those investments. The principal business of Ford Diamond is to act as the general partner of Hunter’s Glen. One of the principal businesses of Gerald J. Ford is to direct the activities of Hunter’s Glen and Turtle Creek. The name, business address, present principal occupation or employment and citizenship of each Officer is set forth in Schedule I attached hereto and incorporated herein by reference.

(d) None of the Officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Officers were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Officers is a citizen of the United States of America.

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 7 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On December 2, 2011, Turtle Creek purchased 1,038,500 shares of Common Stock through a block purchase transaction for an aggregate cash purchase price of $1,111,195, including commissions. Turtle Creek made this purchase utilizing its available funds. On December 21, 2011, Hunter’s Glen purchased 6,699,999 shares of Common Stock in a privately negotiated transaction for an aggregate purchase price of $9,714,998.55. Hunter’s Glen made this purchase utilizing funds from its available working capital.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons intend to assess their investment in the Company, from time to time, on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares of Common Stock or any other securities of the Company, or dispose of all or part of the shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice. The Reporting Persons will engage in communications, from time to time, with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in, or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D or set forth in the Exhibits attached hereto, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of December 21, 2011, the Reporting Persons were the beneficial owners of 23,811,964 shares of Common Stock, which represents 49.6% of the outstanding shares of Common Stock. Because of his affiliation with Hunter’s Glen, Ford Diamond and Turtle Creek, Gerald J. Ford may be deemed to beneficially own 21,851,599 shares of Common Stock, which represents approximately 45.5% of the outstanding Common Stock. The aggregate number of shares of Common Stock owned by the Reporting Persons includes 1,960,365 shares of Common Stock owned by Jeremy B. Ford, the son of Gerald J. Ford. These percentage ownership numbers were calculated based upon 47,980,285 shares of Common Stock outstanding on December 21, 2011, according to information provided to the Reporting Persons by the Company.

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 8 of 9 Pages

(b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Gerald J. Ford, individually and as the sole trustee and settlor of Turtle Creek Revocable Trust	21,851,599	1,960,365	21,851,599	1,960,365
Hunter’s Glen/Ford, Ltd.	—	19,019,653	—	19,019,653
Ford Diamond Corporation	—	19,019,653	—	19,019,653
Jeremy B. Ford	—	1,960,365	—	1,960,365

(c) On December 2, 2011, Turtle Creek purchased 1,038,500 shares of Common Stock at $1.05 per share through a block purchase transaction for an aggregate cash purchase price of $1,111,195, including commissions. On December 21, 2011, Hunter’s Glen purchased 6,699,999 shares of Common Stock at $1.45 per share in a privately negotiated transaction for an aggregate purchase price of $9,714,998.55. Except for the foregoing purchases, the Reporting Persons have not, and to the Reporting Person’s knowledge, without independent verification, none of the Officers have, effected any transactions in the securities of the Company during the past 60 days.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person referred to in this Item 5.

(e) Not applicable.

Item 7.	Materials to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

1.1	Joint Filing Statement.

CUSIP No. 318457 10 8	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2011	/s/ GERALD J. FORD
Gerald J. Ford, as an individual and as sole trustee
and settlor of Turtle Creek Revocable Trust

Date: December 22, 2011	FORD DIAMOND CORPORATION,
a Texas corporation

	By:	/s/ GERALD J. FORD
	Name:	Gerald J. Ford
	Title:	President

Date: December 22, 2011	HUNTER’S GLEN/FORD, LTD.,
a Texas limited partnership

	By:	Ford Diamond Corporation,
its general partner

	By:	/s/ GERALD J. FORD
	Name:	Gerald J. Ford
	Title:	President

Date: December 22, 2011	/s/ JEREMY B. FORD
Jeremy B. Ford

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is each director and executive officer of Ford Diamond Corporation. The principal address of Ford Diamond Corporation and the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.

Gerald J. Ford is the President and a director of Ford Diamond Corporation. Mr. Gerald Ford is a business owner and investor.

Gary Shultz is the Vice President and a director of Ford Diamond Corporation. Mr. Shultz serves in similar capacities with various entities owned by Mr. Ford.

Jeremy B. Ford is the Secretary and a director of Ford Diamond Corporation. Mr. Jeremy Ford serves as the President and Chief Executive Officer of Hilltop Holdings Inc. He also serves as the Chairman of the Board of First Acceptance Corporation.

Schedule I